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                                     Filed by Moore Corporation Limited pursuant
                                    to Rule 425 under the Securities Act of 1933
                                Subject Company: Wallace Computer Services, Inc.
                                                   Commission File No: 001-06528



                            MODERATOR: MARK ANGELSON
                                JANUARY 17, 2003
                                   9:00 AM CT


Operator:             Good morning my name is (Mitch) and I will be your
                      conference facilitator today. At this time I would like to welcome everyone to the Moore Wallace Conference Call.

                      All lines have been placed on mute to prevent any background noise. After the speakers' remarks there will be a question and answer period.

                      If you would like to ask a question during this meeting, simply press star then 1 on your telephone keypad and questions will be taken in the order they are received. If you would like to withdraw your question, press star then
                      2. Thank you.

                      The host for today's call is Mr. Mark Angelson, the company's Chief Executive Officer. Mr. Angelson you may begin your conference.

Mark Angelson:        Good morning ladies and gentlemen, my name is Mark
                      Angelson and I am Chief Executive Officer of Moore and
                      Chief Executive Officer Elect of the combined entity.
                      Before we precede any further we're going to have a brief
                      Safe Harbor remark.

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Man:                  Certain statements including discussions of the combined
                      company's expectations for the future made in today's conference call with constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

                      Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results to differ materially from the future results expressed or implied by those statements. We refer you to both companies SEC filings for the factors that may cause those statements to so differ.

Mark Angelson:        Thank you for joining us on this historic day for our
                      companies and for our industry. We announced this morning that we have signed a definitive merger agreement to combine Moore and Wallace and to create a world leader of print management solutions. The combined company will be called Moore Wallace and we are very, very pleased about that.

                      Also joining me today is my friend and colleague, David Jones, the Chairman and Chief Executive Officer of Wallace and various members of both management teams including Tom Oliva, who is President and Chief Operating Officer, (Tom) Quinlan, who is Executive Vice President in our office of the Chief Executive, Mark Hiltwein, who is Chief Financial Officer from the Moore side.

                      And from David's side, Vicki Avril, who is Chief Financial Officer, (Mike) Duffield, who is our President, Lori Roberts, who is responsible for Human Resources for Wallace, and Jim Benak, General Counsel.

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                      I hope that you have had the opportunity to review the
                      press release we issued earlier this morning and I would like to take a moment to summarize the terms of the transaction.

                      First the total value of the deal is an aggregate consideration of approximately - and all numbers in this conversation will be U.S. dollars - U.S. $1.3 billion at yesterday's closing price of $10.65; consisting of approximately $606 million in cash, approximately $470 million in Moore common stock and the assumption of approximately $210 million in debt before premiums.

                      To complete the transaction we will issue approximately
                      44.2 million shares of common stock to Wallace shareholders following the merger. We'll own approximately 28% of the combined company. We expect that after customary regulatory approvals and approval by the Wallace shareholders that this transaction will be finalized within 90 to 120 days or in the mid to late spring.

                      Briefly I'd like to point out that Moore Wallace will have an (answer) price value of approximately $3 billion, that we will generate combined sales of approximately $3.6 billion and combined EBITDA in excess of $400 million in 2003.

                      We will also provide a diversified manufacturing platform from which to grow our business further. We will have an unparalleled ability to provide innovative print and digital solutions conveniently and cost effectively for our customers.

                      We employ today more than 18,800 people worldwide and we have operations in more than 20 countries. The combined company will be financially strong.


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                      We expect that the leverage ratio on the closing date,
                      that is the leverage of the ratio of debt to EBITDA, will be about 2.7, 2.7 1/2 times maybe a little better. And the transaction will be substantially accretive to more earnings.

                      You will see solid cash flow generation, free cash flow, including in the first year of operations. And obviously you will have seen from the press release that we have committed support from major financial institutions.

                      Moore Wallace is uniquely positioned to generate significant combination benefits. We have initially identified at least $50 million in annual cost savings from synergies principally derived from asset rationalization eliminating redundant overhead costs and duplicate IT expenditures, procurement savings and the opportunity to leverage a more comprehensive product offering to a broader customer base.

                      As many of you know Moore management has an exceptional record of creating value for our shareholders. Since 2000 Moore shares have grown from $2.62 to yesterday's $10.65, an increase well larger than 300%. We had U.S. $100 million in cost reductions achieved in 2001 alone and margin improvements every quarter since the first quarter of 2001.

                      Clearly this combination will benefit all shareholders. We believe that Wallace shareholders are receiving a full and fair value for their shares. Wallace shareholders are receiving the equivalent at yesterday's closing price of $25.58 per share, more than 20% premium over yesterday's closing price of $21.13.

                      On average each share of Wallace will be converted into the right to receive $14.40 in cash and 1.05 shares of Moore common stock. However each


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                      shareholder may elect all cash or all shares subject to
                      pro ration. As I mentioned earlier Wallace shareholders will ultimately control 28% of the combined company.

                      And before I pass the call on to David Jones for his remarks I'd just like to say that both management teams are very enthusiastic about the future opportunities that Moore Wallace presents. We're talking to you this morning from Lyle, Illinois where we've already met with many of the Wallace employees who share our enthusiasm.

                      David Jones is a highly intelligent man, steeped in professionalism and I look forward to working closely with him on this transaction and this transition and to finding a way to continue our professional association with David going forward. And with that I give you David Jones.

David Jones:          Well thank you Mark for your kind comments. This
                      combination is truly a win-win for everyone. It's great for our customers. It's great for our shareholders and it's great for both of our businesses.

                      This is classic industry consolidation. It does bring clear economies of scale to the operations of our business in areas ranging from purchasing on to manufacturing and on to information technology as well.

                      I mean it broadens the customer base for both of our companies. It broadens our product offering and it creates a whole that is clearly greater than the sum of the parts. This is clearly a case where one plus one equals three.

                      For those that don't know Wallace, we bring a whole lot to this party. We have a large base of blue chip customers. We have complimentary products in


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                      commercial print and targeted communications. We have
                      solid manufacturing. We have excellent kitting, distribution, print-on-demand capabilities in our business solution centers around the country.

                      We have outstanding customer interface systems in our w.i.n. system, our @w.i.n. system and brand new (@w.i.n.XS) system. We have a large, high caliber sales force as well.

                      When you combine these strengths with those of Moore's and their great customer base, their complimentary products and their strong manufacturing base and a similar talented sales force, this makes a very, very impressive company. When I look at these businesses combined I'd just love to be one of our customers.

                      Both companies have great capabilities that is true, but they also are coming together at a time when they both have momentum. Moore has done a great job getting their business back on track and has produced very consistent results. And we also feel good about how we've come through the last several years and are continually improving.

                      But we're both at the point where we can improve and grow faster together than we can apart and this deal makes that potential a reality. This deal also delivers real value to our shareholders. First it's the value of $25.58 per share, that's a 21% premium over yesterday's close and a 30% premium over the 52 week average.

                      Second is the chance for shareholders to elect either cash or stock and likely the stock portion will be tax deferred. Third is the chance for our shareholders to not only take a portion in cash but also have an opportunity to participate in

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                      the future growth in Moore Wallace through continued
                      ownership and the total ownership for our shareholders will be 28% of the new company.

                      Now looking ahead for the next few months, our top priorities here at Wallace will be to continue the good work already underway. To really focus on delivering our planned results and to getting this deal completed with the minimum amount of disruption.

                      And to that end I will be working with Mark to plan the integration of these two terrific businesses and make sure that everything is in place so that when the deal is closed the integration happens rapidly and seamlessly.

                      And I genuinely look forward to working with Mark and both of our respective teams to make this merger a resounding success. With that operator we can open the lines for questions.

Operator:             Again ladies and gentlemen I would like to remind everyone in order to ask a question please press star then 1 on your telephone keypad. We will pause for just a moment to compile the Q&A roster. Your first question comes from (Craig Huber) with Morgan Stanley.

(Craig Huber):        Yes, good morning, thank you. Could we just drill down a
                      little bit further on?

Mark Angelson:        (Craig) we can't hear you.

(Craig Huber):        Can you hear me now?

Mark Angelson:        A little better, a little better.

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(Craig Huber):        Well on this $50 million of cost savings to me sounds very well, I mean, you're speaking of $3.6 billion combined company. Could you just drill down, is this something that you could possibly double the size of the $50 million to $100 million a year?

Mark Angelson:        (Craig) you know what we tend not to mention numbers on
                      conference calls like this that we're not sure we can make. From where we're sitting right now we see clearly
                      $50 million. We're going to study this carefully over the next 90 to 120 days and see what else is around. But that's the number we're going with for this morning.

(Craig Huber):        My other question just having followed more corporate
                      (unintelligible), the goal has got to be to get to a 10%
                      EBIT off operating profit margin. How much do you think this accelerates that path to that?

Mark Angelson:        This will be very helpful to that and will at least keep
                      us on schedule if not make life a little easier for us.

(Craig Huber):        Okay. Mark can you just also just briefly can you just
                      given your background in the printing industry just to refresh our memories how many acquisitions you've been affiliated with over the years?

Mark Angelson:        Sure. One of the best things is that about this
                      combination is that this is what we do. We have with us this morning just on the Moore side alone a team that is largely comprised of the old World Color press team taken together with a couple of us who were at Big Flower Press.

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                      Between the 32 acquisitions that we did at Big Flower in
                      the printing industry, the acquisitions that were done at World Color and the three including Moore that have been done in the combined entity; on our side alone we have the experience of integrating 60 acquisitions in the printing business in the last ten years.

                      We know how to do this. We've just done it at Moore. We are very excited about the opportunity to do this. We've got the team in place and we have some very talented executives at Wallace as well to help smooth this thing through. But we're not worried about that at all and we actually thank you for that question (Craig).

(Craig Huber):        Thank you very much. Congratulations.

Mark Angelson:        Thank you.

Operator:             Your next question comes from (Charlie Strausser) with CJS
                      Securities.

Mark Angelson:        Good morning (Charlie).

(Charlie Strausser):  Good morning. Congratulations on putting this deal together.

Mark Angelson:        Thank you.

(Charlie Strausser):  A couple of questions overall to you, first of all let's talk about a little bit about free cash flow kind of post deal what you think that might look like if you can quantify that and what are kind of your first priorities for the use of that free cash flow?

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Mark Angelson:        Mark Hiltwein, Chief Financial Officer, please take the
                      first part of that and I'll take the second part.

Mark Hiltwein:        (Charlie), Mark. We believe that once we have a running
                      rate of $50 million which should be our first full year of operations that we can achieve at least $200 million of free cash flow.

(Charlie Strausser):  And that's after the first full year, the first 12 months after closing you say?

Mark Hiltwein:        That's correct.

(Charlie Strausser):  Okay and Mark if you care to elaborate, you know, what are your new priorities now? Are you going to continue to look at acquisitions? What are those now?

Mark Angelson:        You know we're going to tend to our knitting. The very
                      first thing that we're going to do is live seven days a week, 24 hours a day integrating these two companies properly. So don't expect us to announce another combination tomorrow.

                      But we will continue our pledge, we have pledged to our lenders that we're going to be very aggressive in using our free cash flow to pay down our debt and we're going to do that. And once we make a substantial dent in that which we think we can do very quickly, we are going to return to our commitment to using our free cash flow in ways that will be purely accretive to our shareholders.

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                      There are other acquisitions out there in due course that
                      we expect to do. We are particularly excited about enhancing our relationship with our customers through continuing our program of outsourcing their facilities and providing further outsourcing arrangements with them.

                      And as I've said in the past in the event that we find ourselves with free cash flow and for some reason the acquisition spigot in turned off we will be aggressive about buying back our shares.

(Charlie Strausser):  Sounds great. I think (Arnie's) on with me too and he has another questions as well.

(Arnie): Good morning, (Arnie) here. Just two mechanical questions, one I want to make sure there is no (collar) on the deal, is that correct?

Mark Angelson:        That is correct there is no (collar) on the deal. It's
                      plain vanilla; (1440) and 1.05 shares.

(Arnie): And again an obvious arbitrage related question, we view there's virtually zero chance of any anti-trust issues given the precedence. Would you care to comment on your view of the anti-trust potential issues given the precedence?

Mark Angelson:        One should never say never, but the only good thing that
                      came out of the unfortunate hostile exchange between these two companies back in 1995 is that there is a final judgment of the Delaware Court in a case styled something like Wallace versus Moore which says that there are no anti-trust implications to the transaction as it was then.

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                      There's also the industry standard case that arose out of
                      the combination of (RRR Donnelly) and (Meredith Berta). We have been advised that we are on very safe ground here.

(Charlie Strausser):  Great, it's (Charlie) again. Mark Hiltwein or Vicki maybe this is more appropriate for you. Just a couple of quick metrics if you could, revenue per employee at Wallace? And maybe if you could quantify the differences in margins between the two companies as well?

David Jones:          I think we're going to have to do some quick calculations
                      on that one.

Mark Hiltwein         Revenue per employee is about $178,000. And what was your
                      second question (Charlie)?

(Charlie Strausser):  Just if you have, you know the rough differences in margins between the two companies?

Mark Hiltwein:        You know currently our EBITDA margins are pretty
                      comparable. They're probably in the area of 10 to 12 or 10 to 11%, so they're pretty close stand alone.

(Charlie Strausser):  Great. And just if you could just elaborate just briefly on cross selling opportunities and kind of the low hanging fruit on that and revenue opportunities where you see, you know, the easiest things for your sales forces combined to kind of go after?

Mark Angelson:        Boy am I glad you asked that question. We have an
                      extraordinary opportunity here. Our total exposure in the combined enterprise to the modestly declining


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                      printed forms business is now down to 20%. Our commercial
                      print platform will be larger than that.

                      And we will now have instead of the constraints that Moore has been under in the past of basically just having a presence in commercial print in the Midwest, we will be coast to coast with this wonderful commercial printing platform that Wallace brings to the table.

                      The cross selling opportunities are, gosh, without trying to sound too excited a potential bonanza for us. Our sales force, the combined sales force, will now be primed to sell, cross sell, our blue chip forms and labels customers onto that commercial printing platform.

                      We will no longer be in a position of, you know, trying to explain to a customer in California just how it is that we can timely print in North Carolina what they need delivered the next day in California. We're very excited about the cross selling opportunity. And I think that David wanted to make some remarks about that as well.

David Jones:          Yeah, I'll make a couple of comments. One of the faster
                      growing parts of our business has been the sales of commercial print to the nationwide customers that our traditional forms and labels people have had the relationship with for a long time. Now that you add the Moore sales force into that that part of the business will grow even faster.

                      Also the Wallace sales force is just excited to get hold of the outsourcing solutions opportunities that Moore brings the party that has not been part of our repertoire of products. So there are a numerous number of cross selling opportunities here.

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(Charlie Strausser):  Great. And then just a quick number, how many sales people total combined after the deal closes?

Mark Angelson:        Tom Oliva, what do we have?

David Jones:          Probably about 1500.

Tom Oliva:            It's about 1500 total sales people across North America.

(Charlie Strausser):  Great, terrific. Congratulations again, I'll turn it over to someone else for questions.

Mark Angelson:        Thank you.

Operator:             Your next question comes from (Tim Ewington) with Goldman
                      Sachs.

Mark Angelson:        Good morning (Tim).

(Tim Ewington):       Good morning. Just a couple of quick questions here, could you kind of give us any indications on the interest rate on the bridge financing?

Mark Hiltwein:        Yeah, I think if you use 8% (Tim) that's probably a pretty good number.

(Tim Ewington):       Okay. And just on the synergies, could you just kind of on the first $50 million?

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Mark Angelson:        Wait, when you're talking on the bridge, Mark was just
                      speaking of a blended rate. Are you asking us about a bridge to bonds or was your question what's the general rate going to be?

(Tim Ewington):       What's the, you know, obviously if we boost up the debt
                      rate, you know, what would be for the amount of debt what would be a reasonable rate to use in our models?

Mark Angelson:        Mark answered your question correctly.

(Tim Ewington):       Okay, excellent. And just from the synergies perspective
                      as we take a look at it, you know, you've got your cost of sales and then your SG&A, you know, with that $50 million is the bulk of it going to come out at the gross margin level or would it be much at the SG&A level?

Mark Hiltwein:        I think it's going to be both (Tim). I mean unless, until
                      we get into the details I should say, you know, it's going to be difficult for me to answer that question.

                      But you know there's going to be benefits that we achieve through better utilization through better purchasing and procurement techniques so obviously that's going to hit the cost of goods sold line. So I think overall there's going to be a split between the two. I think I'd be talking out of school if I told you today what those exact breakouts would be.

(Tim Ewington):       Okay. And then with respect, I mean, do you see any
                      headcount reductions, any ballpark at the current time?

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Mark Angelson:        Look obviously, you know, there are some people who may
                      lose their jobs over this. But we are nowhere near a number. What we're going to do is we're going to work closely with our friends on the Wallace management team over the next 90 to 120 days to figure that out. And you know we will have obviously further announcements to make about that closer to the closing date.

                      I will add however that we really do see this as an opportunity to take the best from both companies and we're very much looking forward to having a substantial number of our friends at Wallace with us at all levels.

(Tim Ewington):       Okay. And just on the synergies, where do you see the most benefit? Is it, it seems like you're fairly similar on the margin basis at the forms and labels level, but it looks like there's still some work to be done on the commercial side, you know, is that kind of the focus to start with or is it across all operations?

Mark Angelson:        Across all operations. This is the most compelling
                      corporate combination that I have ever seen in my life. It is just a wonderful opportunity across a broad spectrum of areas.

(Tim Ewington):       What is Tom Oliva's role going to be in the new company?

Mark Angelson:        Tom Oliva is going to be President and Chief Operating
                      Officer.

(Tim Ewington):       Okay. And who's going to be the CFO?

Mark Angelson:        We haven't made any final determinations beyond those two
                      positions but I can tell you that I have great faith in Mark Hiltwein, who's done a fabulous


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                      job for us. We have great respect for Vicki as well and we will endeavor to find an appropriate professional relationship going forward with all of the senior managers.

(Tim Ewington):       Okay. Just two final questions before I turn it off, over
                      to somebody else. First of all on kind of your views on organic revenue growth for the two entities and the second one is what will happen to Wallace's dividends once the companies are combined?

Mark Angelson:        Mark why don't you take the first half of that and I'll
                      take the second.

Mark Hiltwein:        Yeah, (Tim) again on organic growth, I mean, I think we'll look to model this thing out at anywhere from 2 to 2 1/2% of organic growth. And you know that's probably a bit conservative but I think that's what we feel comfortable with right now.

(Tim Ewington):       Okay.

Mark Angelson:        Yeah, the dividend is obviously a very important question.
                      You know it should be clear to everybody that Moore has not paid a dividend in recent years because of our commitment to the accretive use of our cash flow on the one hand.

                      On the other hand we are very much aware that Wallace's shareholders have come to rely on that dividend and in fact others in our space do pay a dividend. This is a decision that is going to be made by the combined Board. We're going to be very thoughtful about this. It will be a businesslike decision. We will have three Directors from Wallace participating in it.

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                      The President of the United States has made life more
                      interesting for all of us on this subject as well with his proposal for a change in the corporation taxation regime. It's something that we will look at very carefully. We'll need to see what finally happens with President Bush's plan. But we will be back to you on that in due course.

(Tim Ewington):       Great, thanks very much.

Operator:             Your next question comes from (David Jeffrey) with
                      Paradigm Capital.

(David Jeffrey):      Good morning guys.

Mark Angelson:        Good morning (David).

(David Jeffrey):      Tell me the timing of the synergies, you indicated you
                      expect it to be accretive in year one. Do you expect it to be accretive right out of the gate in the first quarter?

Mark Hiltwein:        (David) the $50 million that we talked about as far as
                      synergies is we're looking about a 9 to 12 month time period as far as getting the $50 million out of the business.

Mark Angelson:        Yeah, we've talked about it on an annualized basis and you know year one starts after the closing and we don't have a precise date for that yet.

(David Jeffrey):      Okay, but you do expect the acquisition to be accretive in the first year?

Mark Angelson:        Absolutely, yes.

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(David Jeffrey):      Okay. And the second thing is have you contemplated any
                      write-offs that might be associated with the combination? And a follow-up to you Mark how that might impact what we should assume for our tax ratios this year and in '04?

Mark Angelson:        Remember you've got two Marks here but I think you're
                      talking to Mark Hiltwein.

(David Jeffrey):      Mark Hiltwein, yes.

Mark Hiltwein:        (David), you know, we believe that there will be charges
                      taken. The magnitude I wouldn't like to put a number on that today. As far as a tax rate for the combined entities
                      I think we'd feel comfortable with an effective tax rate of about 31%.

(David Jeffrey):      That's great. Thank you very much and congratulations on
                      what looks like a pretty good business combination.

Mark Angelson:        Thank you very much (David).

Operator:             Your next question comes from (Robert Delmino) with the
                      New (Brueger Berman).

(Robert Delmino):     Hi.

Mark Angelson:        Hi (Robert).

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(Robert Delmino):     The $200 million in free cash flow that you're sighting,
                      is that, can you elaborate on that a little bit? Is that after working capital requirements? Is that before any dividend decisions?

Mark Angelson:        The answers are yes and yes.

(Robert Delmino):     Okay. And the cap ex, I'm obviously not as familiar with
                      Moore, but the cap ex at Moore looks very low relative to your company's size and relative to what Wallace is spending. Is that sustainable at that level? I'm really asking whether this free cash flow is sustainable.

Mark Hiltwein:        We typically model our cap ex at just about 3% of revenue
                      which I believe Wallace does also. And if you take that under combined combination it's somewhere in the area of $105 million. We have spent $45 million in 2001 and through nine months we've spent $21 million.

                      You know putting the combined entities together will give us some form of capital avoidance in the fact that there is some excess capacity that we will be able to take advantage of.

(Robert Delmino):     So are you assuming then 3% of revenues are spent to get
                      that $200 million or are you taking into account some of the capital savings?

Mark Hiltwein:        No, the $200 million has 3% baked into it.

Mark Angelson:        You can also assume in response to the second part of your question that the number is sustainable going forward. We do not expect a lower number for free cash flow in the out years.

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(Robert Delmino):     When you said yes to the dividend that's out of the
                      equation?

Mark Angelson:        That is correct.

(Robert Delmino):     Okay. And the $50 million of synergy that you see, this is something that you have sort of, you know, can you just shed a little light on that number? I realize you don't want to talk too much about it because a lot of people need to be informed and different things.

                      But is that, I mean, just how achievable is that and to the extent that you can exceed that without getting too deep into it where would be the areas, in what areas would it come from logically?

Mark Angelson:        Well look, when we went into Moore, you know, we said that we would find $58 million in synergies out of the box and I think we managed to find $58 million in synergies and cost savings if you will in Moore. I don't want to get to specific here. We haven't had an opportunity carefully to study this thing.

                      You know we will, I undertake to you that we will get $50 million in synergies out in the first 12 months on an annualized basis and you know to the extent that we can make that number higher we will and as soon as we know what it is we will report it to you.

(Robert Delmino):     Okay. And just two last follow on questions, any sense as
                      to when you will have a better feel for the synergies are we talking in two or three months kind of thing?

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Mark Angelson:        You will know when we will know. We're not planning on
                      being shy about this. We are very excited about this combination and the opportunities this presents for us.

(Robert Delmino):     And could you on the in terms of the non-recurring
                      charges, I realize you don't want to go into a lot of depth here, but can you sort of bracket what you think might be the cash side of that? I mean is $20 million, $50 million, $100 million, if you look at leases and severance and all that stuff? Did I lose you?

Mark Angelson:        No, we're still here, but we thought you wanted a
                      thoughtful answer.

(Robert Delmino):     Yeah, take your time.

Mark Hiltwein:        Yeah, I mean, I think it's probably, you know, probably
                      close to $75 million to $100 million when you bake everything into it.

(Robert Delmino):     That's the cash, the potential cash yet?

Mark Hiltwein:        That's correct.

(Robert Delmino):     Okay, I'll step aside. Thanks.

Mark Angelson:        Thanks (Bob).

Operator:             Your next question comes from (Ray Lewis) with
                      (Schroeder's).

(Ray Lewis):          Thank you. And let me add my congratulations to the
                      chorus. Most of my questions have been answered; I've just got two left. Is there any break-up fee in the merger agreement?

Mark Angelson:        Yes there is and it is just well within the range of
                      exactly what you'd expect it to be. We haven't yet published the merger agreement. We will be doing a filing with the SEC shortly and you'll see it but it will not provide any surprises to you.

(Ray Lewis):          And just to be absolutely clear that would be a fee being
                      paid by Moore to Wallace in that event? Or is it somewhat dependent upon what happens?

Mark Angelson:        I'm not sure I understand your question. A break-up fee is payable in the event that somebody in the very, very unlikely event that somebody else comes along and tops our bid and we decide not to match it.

(Ray Lewis):          Okay just in that situation, great. And just secondly I
                      know you touched on some of the anti-trust issues and obviously you don't view that as an issue. Are there any other areas regulatory wise that may raise some questions;
                      I don't know perhaps relating to a Canadian Company acquiring an American one? Are there any sort of special challenges that that presents or is that a non-issue?

Mark Angelson:        Actually you'll find that relations between Canada and the
                      United States are quite cordial these days and you can assume that we are very comfortable across the entire regulatory spectrum.

(Ray Lewis):          Great, thank you very much and again congratulations.

Mark Angelson:        Thanks (Ray).

Operator:             Your next question comes from (Larry Adder) with UBS
                      Warburg.

(Larry Adder):        To clarify the only thing that I do not understand, if
                      someone were to choose all cash or all stock at the end what would be the basis of the consideration?

Mark Angelson:        I'm sorry when you say "basis" what do you mean?

(Larry Adder):        Well if I were to choose all cash, I don't want $14.40. If were to choose stock, I wouldn't want 1.05 of the value of the MCL. There must be some basis by which you're choosing all cash or all stock.

Mark Hiltwein:        We're not quite understanding your question but.

Mark Angelson:        Do you mean if you choose all cash how much cash are you
                      going to get?

(Larry Adder):        Yes.

Mark Angelson:        Okay. The answer to that question is very complicated.
                      There will be a formula that will get published in due course about, you know, how that amount is determined. But in rough terms you'll find that it'll have to do with where the stock trades on a variety of days at a variety of times.

(Larry Adder):        So it'll be based on a pricing period?

Mark Angelson:        It will be based on extracts from a pricing period, yes.

(Larry Adder):        Okay, when you say extracts do you mean random days in one pricing period?

David Jones:          All that's going to be spelled out in the merger agreement that's going to be out in a couple of days. It's very complicated.

Mark Angelson:        Tell me if this answers your question. The value is going
                      to be one point, the value of 1.05 more shares wherever that is at the time plus $14.40 in all cases at the day before the closing.

(Larry Adder):        Okay. You'll lock in some consideration based on some
                      pricing period and you'll be electing based on a certain value.

Mark Angelson:        You know rather than talk about that very complicated
                      formula I think we're going to leave it to those who are interested in that to read it in our SEC filing.

(Larry Adder):        Okay. And if you could just is there any other besides
                      U.S. regulatory hurdles are there any regulatory hurdlers in Canada to get by just to clarify some previous questions?

Mark Angelson:        Nothing that's not absolutely pro forma.

(Larry Adder):        Okay, thank you.

Mark Angelson:        The (key thing) about Canada as Delaware, you know, you
                      will basically get it right for regulatory purposes.

Operator:             Your next question comes from (Glenn Krevlin) with (Glenn
                      Hill) Capital.

(Glenn Krevlin):      Yes, good morning. I had a couple of questions. First in
                      trying to understand Wallace, could you give me some sense of the portfolio; a percentage of revenues coming from various businesses are sort of the first question?

                      Then the second would be you referenced the $200 million of free cash flow and the ability to buy back stock. Under the credit agreements that you think you'll put in place how much do you think you'll be able to buy, what will be the constraints there?

David Jones:          Well let me address the first question, the portfolio.
                      We're made up of two segments, our forms and labels segment, which is about 50% of our total revenue and then the integrated graphic segment, which is made up of what we call our targeted communications products which are the more focused marketing to one type product and commercial print and that's also about 50% of our business.

                      Under forms and labels it has the standard products of business forms and the various ranges of label products underneath that. But those two segments are roughly 50-50 in our total sales.

Mark Angelson:        You asked a question about cash available for stock buy
                      backs under our committed financing and the answer is that obviously there will be some more negotiation with the banks between now and the closing. But I'm sitting here looking at a number that says $120 million, so watch out for our stock buy backs.

(Glenn Krevlin):      Okay. And just one follow-up to the first part of my
                      question so I can just understand Wallace a little better, how have these various segments been roughly growing or what's been sort of the revenue numbers in these? And how much forms and how much labels and I don't mean to get into too much detail but I'm just trying to understand the company.

David Jones:          Well first of all we don't break out the sales, the
                      individual sales, in forms and labels in our filings.
                      We're about we're $1.5 - $1.6 billion in total sales and it's roughly split 50-50. You can get the exact numbers from our filings and our reports.

                      You know the businesses have, of course you know the recession that we're in has changed a lot of things and we've also gone through a restructuring so if you just look year-to-year that doesn't tell the whole story.

                      Basically the forms and labels business has been growing modestly. Labels has been growing quite rapidly for us surprisingly even through this downturn. On the integrated graphics side where we've had some significant closures of some of the unprofitable operations, sales there have more or less been stable.

                      Under as you look at the actual products in the commercial print area, some of the commercial print areas are actually growing quite rapidly even through this downturn. And we have been moving the business more toward our nationwide contractual business which is the key strength of Wallace.

                      The commercial print business has traditionally been a local transactional business. The local transactional business has been the part of this market that's been most severely hit by the downturn and that has declined in sales. But the portion that we're selling to the national contracts, they're growing very rapidly.

                      They're growing rapidly as a percent but they're coming from a small basis so the sales growth in that area does not offset the sales losses in the transactional business. However going forward as we pick up momentum in the national sales and this is the reason that I said earlier that I was excited about the combination and bringing in the Moore customers and the Moore sales force into selling these products would just accelerate that already accelerating trend of sales growth for that type of business. We're truly changing the game in commercial print and the way we go at it and go to market.

(Glenn Krevlin):      Great. Mark, I'm assuming that you believe that the top
                      line opportunity of merging these two portfolios is as compelling as the cost synergies here?

Mark Angelson:        That is correct.

(Glenn Krevlin):      Okay, thank you. I'll let someone else go.

Mark Angelson:        Thank you.

Operator:             Your next question comes from (Tim Ewington) with Goldman
                      Sachs.

Mark Angelson:        Hello (Tim).

(Tim Ewington):       Hey, thanks. Just a follow-up, with the new entity just
                      wondering what's going to happen with the (Greenwich
                      Street Capital) stock and is (Fred) Eckert going to be the Chairman of the new entity.

Mark Angelson:        (Fred) Eckert is the Chairman of our Board and is going to continue to be the Chairman of our Board. I've learned to let (Fred) speak for himself about what he's going to with his shares.

                      But I can tell you this when (Fred) agreed at the unanimous request of our Board to serve as its' Chairman he made a statement to all of us about his belief in the program that we have here for growing this business. I haven't spoken to him about it since yesterday, but (Fred) is in.
                      (Fred) is supportive and you know how to find him if you want to talk to him directly.

(Tim Ewington):       Excellent. And how long?

Mark Angelson:        It's also the case that the so called overhang problem
                      that dogged our stock for awhile last year is even if
                      (Fred) were inclined to go, which he is not as I understand it, you know the percentage of the ownership of the combined entity that the (GSC) partners funds manage is well down into the single digits now and we think that issue is gone forever.

(Tim Ewington):       Okay. And how long had David Jones committed to sticking
                      around to help integrate the two entities?

David Jones:          Do you want me to answer that Mark? I have a full time job for the next four or four and half months or until this deal closes. We want to make sure this deal closes and we want to make sure we deliver the results in the mean time.
                      And we also want to make sure that we get the integration plan put together so that we hit the ground running and do it very well.

(Tim Ewington):       That's excellent, thank you very much.

Mark Angelson:        In my 30 years in business I have not seen a more
                      collegial combination between two management teams. If
                      David is about to depart it would be almost about a big a surprise to me as it would be to him.

(Tim Ewington):       Okay, we appreciate that. Thanks.

Operator:             Your next question comes from (Benjamin Path) with (RBC).

(Benjamin Path):      Hi, good morning. Sorry if I missed this, what are the
                      maximum cash and the maximum stock you guys are going to issue?

Mark Hiltwein:        Cash is $606 million and as far as shares it's 44.2
                      million shares.

(Benjamin Path):      So they're locked in at that number, that's the maximum
                      amount?

Mark Angelson:        That's right. We're not going to be issuing any extra, any material number of extra shares. It's locked in. It's 1.05 for shares for each Wallace share, 28% of the company;
                      that's it.

(Benjamin Path):      Okay, so no additional. One more question, with regard to
                      the regulatory bodies, which specific regulatory bodies are going to need to have approval over the transaction?
                      Are Canadian bodies and which ones if so?

Mark Angelson:        You know what we do not have our friends from (Osler,
                      Hausken and Harcourt) with us this morning. I do not believe that there will be any impediments at all in Canada.

                      And in respect of U.S. regulation this is just (unintelligible) standard, you know, this will we will obviously go through the Hart-Scott process. We envision no difficulties with that. The SEC will review our documents. The shareholders of Wallace will vote and we will close this transaction.

(Benjamin Path):      Great, that's spectacular. I have just one more question.
                      When do you think those filings will be made, when do you think the (HSR) and the Canadian and the filings?

Mark Angelson:        Very, very soon.

(Benjamin Path):      Much appreciated and congratulations.

Mark Angelson:        Thank you very much.

Operator:             Your next question comes from (Matt Gottlin) with
                      Chesapeake Partners.

(Matt Gottlin):       Hi guys, congratulations.

Mark Angelson:        Thank you.

(Matt Gottlin):       Two quick questions, first of all could you give us some
                      more recent background of how you guys came to this transaction? And the second question is just a little further clarification of your earlier answer to the all cash or all stock terms, I didn't quite understand those?

Mark Angelson:        The answer to the first one is a little easier than the
                      answer to the second one. When we arrived at Moore in December of 2000, one didn't have to be inside of Moore for very long to figure out that a combination with Wallace would be absolutely compelling under the right circumstances. We've now achieved those right circumstances.

                      We have had some discussions back and forth at various levels and with various degrees of formality over a period of time with Wallace. But the latest rounds of discussions began in earnest in late August of this year when I picked up the phone and called one of the Wallace Directors and said I'm sitting here and looking at a set of numbers that I find so compelling that I think we just need to talk about this and that dialogue into which David Jones was brought very quickly has resulted in where we are today.

(Matt Gottlin):       Okay, so Wallace did not go check the market to see if
                      there were any other parties?

Mark Angelson:        I can't speak for Wallace, but I'd be very surprised if
                      Wallace sort of sat around and just said yes.

David Jones:          I think all of the activities that we went through will be fully disclosed in the proxy when that gets published.

(Matt Gottlin):       Okay, great. And then just back to those terms. If someone elected all cash and everyone else elected all stock or vice versa, what would that person get?

Mark Angelson:        The answer is that, you know, there's going to be a pro
                      ration, so you're going to need to read this. It's complicated and you're going to need to read this in our SEC filings. But there is going to be pro ration.

                      Is it possible that all of the elections fall perfectly in line that everybody who elects cash will get cash and that everybody who elects stock will get stock? Yes, it is possible. It is much more likely that people will end up with a pro rata piece.

(Matt Gottlin):       I understand that. But in the case where it fell out
                      perfectly, what would those amounts be is the real question, what would you get?

Mark Angelson:        Tell me where the stock's going to close on the day before the closing and I'll answer your question for you. We can't know that yet.

(Matt Gottlin):       Okay.

Mark Angelson:        Although I see that Moore is trading up nicely today.

(Matt Gottlin):       Yes, it is. Thanks guys.

Operator:             Your next question comes from (Randall Rodinsky) with
                      Credit Suisse First Boston.

Mark Angelson:        Good morning (Randall).

(Randall Rodinsky):   Thanks. Just a couple questions on the synergies, can you
                      just clarify how much of the synergy target is cash versus non-cash? And as well how much of the synergies come from increased revenues? Thank you.

Mark Hiltwein:        I think it's tough to quantify today what portion of the
                      $50 million of synergies is going to be cash versus non-cash. And certainly as we get into the details we will communicate that to the street. The second question was on sales synergies?

(Randall Rodinsky):   (Unintelligible).

Mark Hiltwein:        Can you tell us the second question?

Mark Angelson:        I think what you're asking are guys how low hanging is
                      this fruit and where's it coming from? And if that's your question the answer is we've got $50 million in identified low hanging fruit and that's all we can say about it at this point in time. We will have more to say about it in the coming months.

(Randall Rodinsky):   Okay, thank you.

Operator:             Your next question comes from (Tom Eisenberg) with (PE
                      Shone) Asset Sales Management.

(Tom Eisenberg):      Yeah, it's been answered. Thanks a lot.

Mark Angelson:        Good morning (Tom).

Operator:             Your next question comes from (Katherine Sterit) with
                      (Goshen) Capital.

Mark Angelson:        Good morning (Katherine).

(Katherine Sterit):   Good morning. Can you quantify for us a bit of a sense of
                      just how much the customer base is going to be broadening?
                      What kind of overlap do you have today?

David Jones:          I think we're going to have to guess at that. Tom do you
                      have?

Tom Oliva:            In evaluating the customer base we were very pleasantly
                      surprised that there is not much overlap and that this is a broad opportunity to bring more of a national print platform to these customers, so we see opportunities down the road. We have complimentary and proprietary offerings in both parties and we can extend that to the other sales forces, so this is really a great opportunity to, you know, grow the revenue line.

Mark Angelson:        That was Tom Oliva, our President and Chief Operating
                      Officer Elect of Moore Wallace.

(Katherine Sterit):   Great, thank you very much.

Operator:             Ladies and gentlemen we have reached the end of our
                      allotted time for questions and answers. Mr. Angelson do you have any closing remarks?

Mark Angelson:        Ladies and gentlemen this combination is absolutely
                      compelling. We are thrilled that the business conditions and the personal and professional relations became aligned over the last several months so as to allow us to get to this point.

                      We look forward to communicating with you further in conference calls that are already scheduled. We will have our earnings call, Mark is it on February 12?

Mark Hiltwein:        February 12.

Mark Angelson:        February 12, we may have more to say then. We will we hope have our documents filed in advance of that call and will be able to answer more questions for you. We thank you all for the time that you've taken to be with us this morning and we wish you well.

David Jones:          Thank you. Let me just echo just what Mark just said. I
                      share his sentiments exactly. This is a great combination.
                      It's got lots of potential for all our people and for all our customers. And we really look forward to working with our colleagues on the Moore side and this one is going to be gangbusters so stay tuned. Thank you very much and that concludes our call.

Operator:             Ladies and gentlemen thank you for your participation in
                      today's Moore Wallace conference. This concludes today's call. You may now disconnect.


                                       END